Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

January 30, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Marianne Dobelbower

Re:	Deutsche Income Trust (Reg. Nos. 002-91577 and 811-04049) Post-Effective Amendment No. 92 Deutsche International Fund, Inc. (Reg. Nos. 002-14400 and 811-00642) Post-Effective Amendment No. 161 Deutsche Investment Trust (Reg. Nos. 002-13628 and 811-00043) Post-Effective Amendment No. 223 Deutsche Global/International Fund, Inc. (Reg. Nos. 033-05724, 811-04670) Post-Effective Amendment No. 145 Deutsche Municipal Trust (Reg. Nos. 002-57139 and 811-02671) Post-Effective Amendment No. 94 Deutsche Gold & Precious Metals Fund, a series of Deutsche Securities Trust (Reg. Nos. 002-36238 and 811-02021) Post-Effective Amendment No. 166

Dear Ms. White and Ms. Dobelbower,

This letter is being submitted on behalf of certain funds in the Deutsche family of funds (herein collectively referred to as the “Funds”) in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-captioned Post-Effective Amendments (the “Amendments”), which comments were received via a telephone call on January 4, 2017. These comments were with regard to the addition of Class T shares to the Funds. The Amendments were filed on behalf of the Funds on December 2, 2016, with an effective date of February 1, 2017.

The Staff’s comments are restated below followed by the Funds’ responses.

Class T Comments

1.      Comment: To the extent expenses are estimated for Class T, please include a footnote to that effect in each Fund’s expense table. If Class T expenses are estimated, please indicate supplementally why you think that is appropriate.

Response: Each Fund has included a footnote to “Other Expenses” in its expense table that indicates that “other expenses” for Class T are based on estimated amounts for the current fiscal year. Since each Fund’s Class T shares are newly launched and do not have any actual historical class-level expenses, the Funds believe, consistent with Instruction 6(a) to Item 3 of Form N-1A, that it is appropriate to estimate other expenses that would be specific to Class T.

2.	Comment: To the extent Class T shares appear in a stand-alone prospectus, please be advised that financial highlights for at least one representative existing Fund class must be included in the stand-alone Class T prospectus.

Response: While the Funds’ prospectuses included in the Amendments are not stand-alone Class T prospectuses, we acknowledge and agree that for any Deutsche Fund that is launching Class T shares in a stand-alone prospectus, representative financial highlights for an appropriate existing Fund share class will be included in such stand-alone Class T prospectus.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/ Laura McCollum

Laura McCollum

Vice President and Counsel

cc. John Marten, Esq. Vedder Price